UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

 Date of Report (Date of earliest event reported): August 4, 2022

Jet Token Inc.

(Exact name of issuer as specified in its charter)

Delaware	32-0570872
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

10845 Griffith Peak Drive, Suite 200 Las Vegas, Nevada	89135
(Address of principal executive offices)	(Zip code)

(702) 747-4000

(Issuer’s telephone number, including area code)

Non-voting Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Jet Token Inc. (the "Company") executed a Share Purchase Agreement , dated as of August 4, 2022, with GEM Yield LLC SCS and GEM Yield Bahamas Limited (together with GEM Yield LLC SCS, "GEM"). Upon the Company’s common stock being publicly listed on a U.S. securities exchange, such as the NYSE or NASDAQ, the Company will have the right to periodically issue and sell to GEM, and GEM has agreed to purchase, up to $40,000,000 aggregate value of shares of the Company’s Common Stock during the 36-month period following the date of listing.

In consideration for these services, the Company has agreed to pay GEM a commitment fee equal $800,000 payable in cash or freely tradable shares of Common Stock, payable on or prior to the first anniversary of the date of listing. On the date of listing, the Company will also issue GEM warrant granting it the right to purchase up to 6% of the outstanding common stock of the Company on a fully diluted basis as of the date of listing. The warrant will have a term of 3 years.

The Company has also entered into a Registration Rights Agreement with GEM, obligating the Company to file a Registration Statement with respect to resales of the shares of Common Stock issued to GEM under the Share Purchase Agreement and upon exercise of the Warrant.

The foregoing description of the terms of the Share Purchase Agreement, the Registration Rights Agreement and the Warrant does not purport to be complete and is subject to, and qualified in its entirety by reference to, Exhibits 6.1, 6.2, and 6.3 hereto, which are incorporated herein by reference.

Exhibit Number	Description

6.1	Share Purchase Agreement by and among Jet Token Inc., GEM Global Yield LLC SCS and GEM Yield Bahamas Limited

6.2	Registration Rights Agreement by and among Jet Token Inc., GEM Global Yield LLC SCS and GEM Yield Bahamas Limited

6.3	Form of Warrant

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Las Vegas, Nevada, on August 11, 2022.

Jet Token Inc.

/s/ George Murnane
By: George Murnane, Chief Executive Officer